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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549
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                              SCHEDULE 13D
                             (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
    13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No.  3)
                      PHP Healthcare Corporation
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                             (Name of Issuer)

                 Common Stock, par value $.01 per share
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                     (Title of Class of Securities)

                               693344103
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                            (CUSIP Number)

              Arnold L. Wadler, Esq., Metromedia Company,
        One Meadowlands Plaza, East Rutherford, New Jersey  07073
                            (201) 531-8050
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 15, 1998
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box / /.

                        (Continued on following pages)

                              (Page 1 of _ Pages)

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CUSIP No.  693344103                          13D                           Page _____of______Pages
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John W. Kluge

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) / /
                                                                                 (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

Number of                      7     SOLE VOTING POWER
Shares                               1,625,000
Beneficially                   8     SHARED VOTING POWER
Owned By                             0
Each                           9     SOLE DISPOSITIVE POWER
Reporting                            1,625,000
Person with                    10    SHARED DISPOSITIVE POWER
                                     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,625,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

     CERTAIN SHARES                                                                  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14   TYPE OF REPORTING PERSON*

     IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                 INTRODUCTION

     This Amendment No. 3 (the "Amendment") amends and supplements the
Schedule 13D originally filed on May 12, 1997 (as amended and supplemented by Amendments No. 1 and 2 thereto, the "Statement") by John W. Kluge with respect to the shares of common stock, $.01 par value (the "Common Stock"), of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

Item 1.     Security and Issuer
            This Amendment No. 3 to the Statement relates to the Common Stock. The principal executive offices of the Issuer are 11440 Commerce Park Drive, Reston, Virginia 20191.

Item 2.     Identity and Background.
            This Amendment No. 3 to the Statement is being filed by John W. Kluge, as beneficial owner of the Common Stock of the Issuer held by Chase Manhattan Bank & John W. Kluge, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (the "Trust"), a grantor trust of which Mr. Kluge is the beneficial owner. Mr. Kluge's business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia Company, a Delaware general partnership. During the past five years, Mr. Kluge has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph:

            The aggregate consideration used in acquiring the 499,500 shares of Common Stock covered by this Amendment was $4,000,295.13 in cash.

Item 4.     Purpose of Transaction(s).
            Item 4 of the Statement is hereby amended and supplemented by adding the following:

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            Mr. Kluge, through the Trust, purchased 499,500 additional shares of Common Stock on the open market on four separate dates, having an aggregate purchase price (including broker's commissions) of $4,000,295.13, as follows: 72,300 shares on June 12, 1998 at
            $7.86 per share, 133,400 shares on June 15, 1998 at $8.13 per share, 84,500 shares on June 16, 1998 at $8.11 per share, 93,000 shares on June 18, 1998 at $7.97 per share and 116,300 shares on June 19, 1998 at $7.90 per share (per share amounts also include broker commissions).

            On June 24, 1998 the Trust sold 375,000 shares of Common Stock in a private sale for an aggregate consideration of $2,789,062.50.

Item 5.     Interest in the Securities of the Issuer.
            Item 5 of the Statement is hereby amended and supplemented by deleting the information set forth therein in its entirety and substituting in lieu thereof the following:

            John W. Kluge is the beneficial owner of 1,625,000 shares of Common Stock which are directly owned by the Trust of which he is beneficial owner. This amount constitutes approximately 14.9% of the outstanding shares of Common Stock as of June 24, 1998, based upon the Issuer's Registration Statement on Form S-3 filed on June 10, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

            See Item 4.

Item 7.     Material to be Filed as Exhibits.
            Exhibits 1,2 and 3 listed below have been filed with the original Statement filed on May 12, 1997 and are incorporated herein by reference thereto.

               Exhibit 1: Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

               Exhibit 2: Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

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               Exhibit 3:     Registration Rights Agreement, dated as of
            April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 1998
                                           /s/ John W. Kluge
                                           ----------------------
                                           John W. Kluge, Trustee


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                                 EXHIBIT INDEX

Exhibit   Description

1. Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 1 to the Reporting Person's original Schedule 13D filed on May 12, 1997).

2.        Stock Purchase Agreement dated as of May 2, 1997 between Charles H.
          Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 2 to the Reporting Person's original Schedule 13D filed on May 12, 1997).

3. Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 3 to the Reporting Person's original Schedule 13D filed on May 12, 1997).